UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2020 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

Perion Network Ltd., or Perion, hereby furnishes this Report on Foreign Private Issuer on Form 6-K, or this Form 6-K, in order to provide the following financial information:

(a)
historical financial information for Content IQ LLC, a New York limited liability company, or Content IQ, which was acquired by Perion pursuant to a Membership Interest Purchase Agreement, dated as of January 14, 2020, by and among Perion, Content IQ and each of Asaf Katzir and Ziv Yirmiyahu (the selling members of Content IQ); and

(b)	pro forma financial information for Perion to give effect to its acquisition of Content IQ as if such acquisition had been consummated previously (as described below).

The financial information annexed to this Form 6-K consists of the following:

(i)	Exhibit 99.1: Audited consolidated financial statements of Content IQ as of, and for the year ended, December 31, 2019 (including the notes thereto).

(ii)
Exhibit 99.2: Unaudited pro forma condensed combined financial statements of Perion as of, and for the year ended, December 31, 2019, prepared in accordance with SEC Regulation S-X Article 11, which combine (a) the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 which has been prepared as if the acquisition of Content IQ had been completed on January 1, 2019; and (b) the unaudited pro forma condensed combined balance sheet as of December 31, 2019 which has been prepared as if the acquisition of Content IQ had been consummated on December 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name:	Maoz Sigron
Title:	Chief Financial Officer

Date: May 6, 2020